UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,977,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,977,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock (as defined herein) outstanding as of August 14, 2019 as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2019 (the “Form 10-Q”) plus (ii) 1,977,560 shares of Common Stock issuable upon exercise of the Warrants (as defined herein) held by ASSF IV (as defined herein).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,977,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,977,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 1,977,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 450,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 450,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 450,000 shares of Common Stock issuable upon exercise of the Warrants held by ASOF (as defined herein).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 450,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 450,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 450,000 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,427,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,427,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) 2,427,560 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

This Amendment No. 3 (this “Amendment No. 3”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019 (as so amended, the “13D Filing,” and together with this Amendment No. 3, the “Schedule 13D”). Except as amended in this Amendment No. 3, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 3 as so defined, unless otherwise defined in this Amendment No. 3.

Item 2.   Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated as follows:

(a) The Reporting Persons have entered into a joint filing agreement, dated as of October 9, 2019, a copy of which is attached hereto as Exhibit 99.4.

Item 4.   Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and restated in its entirety:

Pursuant to the terms of the Series B Certificates (as defined herein), the Reporting Persons currently have the right to designate and appoint one director to the Issuer’s board of directors (the “Board”).  In addition, from and after September 13, 2019, and for so long as Ares Management LLC, on behalf of its affiliated funds, investment vehicles and/or managed accounts (“Ares”), and its affiliates hold at least 50.0% of the Series B-2 Preferred Stock (as defined herein) issued to them on August 30, 2019, the Reporting Persons will have the right to designate and appoint one additional director to the Board pursuant to the terms of the Series B Certificates.  The Reporting Persons have not yet exercised these rights.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, backlog and prospects, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and have engaged and intend to, from time to time, engage in discussions with other current or prospective holders of its Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of, the Issuer (collectively, “Securities”), industry analysts, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital or potential capital sources (including co-investors), providers of letters of credit and surety bonds, operators, financial, engineering, operating and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of this Schedule 13D.  These discussions have encompassed, and the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions as a means of enhancing the value of one or more Securities held by the Reporting Persons, including the sale of the Issuer, its Securities or certain of its subsidiaries, businesses or assets or a business combination or other strategic transaction involving the Issuer or its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing.  In particular, the Reporting Persons have engaged in discussions with respect to the implementation of the provisions of the Non-Binding Term Sheet and the Potential Tranche 2 Investment (each, as defined herein).  The Reporting Persons have also delivered, pursuant to and as contemplated by the Second Equity Commitment Agreement, a notice to the Company indicating that the Reporting Persons remain ready, willing, and able to implement the provisions of the Non-Binding Term Sheet, subject to the terms and conditions thereof.

However, the Reporting Persons have recently begun to have, and expect to have, discussions with some or all of the special committee of the Board, the Issuer, other stockholders of the Issuer, potential investors in the Issuer and/or their respective advisors regarding potential alternative transactions to the Potential Tranche 2 Investment and the Non-Binding Term Sheet, which potential alternative transactions do not contemplate any take-private transaction, including the potential Merger or any other merger.  These discussions have encompassed, and the Reporting Persons anticipate will continue to encompass, among other things, potential investments in the Issuer’s preferred stock or other securities and the use of proceeds thereof, the right of holders of Common Stock to participate in such potential investments, potential backstops by the Reporting Persons or an affiliate of the Reporting Persons and/or another stockholder if holders of Common Stock choose not to participate in such potential investments, potential exchanges of the Issuer’s Series A preferred stock for other securities of the Issuer, governance rights relating to the Issuer’s Series B preferred stock, including forced sale provisions that would be triggered in the event the Issuer is unable to redeem such Series B preferred stock, terms regarding the settlement of an earnout to which another stockholder is entitled, governance rights relating to the Issuer’s Series A preferred stock and other transactions involving or relating to the Issuer’s securities.  Given that they are non-binding, there can be no assurance that the Potential Tranche 2 Investment and the other transactions contemplated by the Non-Binding Term Sheet (including the potential Merger), any potential alternative transaction, any components thereof, or any transaction at all, will be implemented.

The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.  The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase the value of one or more Securities held by the Reporting Persons as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including, without limitation, taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer, including a potential take-private transaction, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

As described in Item 6 of this Schedule 13-D, ASSF IV and ASOF purchased from the Issuer, for an aggregate purchase price of $50,000,000, an aggregate of 50,000 of Series B-2 Preferred Stock and the Tranche 1 Warrants to purchase 900,000 shares of Common Stock at an exercise price per share of $0.0001.  ASSF IV and ASOF each purchased 25,000 shares of Series B-2 Preferred Stock and 450,000 Tranche 1 Warrants. In addition, the Issuer and Ares Management LLC, on behalf of one or more funds, investment vehicles and/or accounts managed or advised by Ares Management LLC or one or more of its affiliates, entered into the Non-Binding Term Sheet providing, among other things, for (i) the sale of an additional 110,000 shares of Series B Preferred Stock and Tranche 2 Warrants to purchase 4,600,000 shares of Common Stock, 60% of which it is contemplated by the Non-Binding Term Sheet would be purchased by one or more affiliates of or funds managed by Ares Management LLC and/or co-investors, and 40% of which it is contemplated by the Non-Binding Term Sheet would be purchased by a third party purchaser not yet identified and (ii) the Merger (as defined herein). There can be no assurance that the Potential Tranche 2 Investment pursuant to the Non-Binding Term Sheet, any potential alternative transaction, any components thereof, or any transaction at all, will be implemented.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Schedule 13D is filed, ASSF IV directly holds Warrants that are exercisable for 1,977,560 shares of Common Stock, and ASOF directly holds Warrants that are exercisable for 450,000 shares of Common Stock.  The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the Warrants held by ASSF IV and ASOF, which are reported on the cover pages to this Schedule 13D for such Reporting Persons, as applicable.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the percentage of Common Stock underlying the Warrants beneficially owned by each of the Reporting Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that currently may be issued upon the exercise of the Warrants.  The applicable ownership percentages reported in this Schedule 13D are based on (i) 22,252,489 shares of Common Stock outstanding as of August 14, 2019 as disclosed by the Issuer in the Form 10-Q plus (ii) the number of shares of Common Stock that are issuable upon exercise of the Warrants held by the applicable Reporting Persons.

(b) Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock issuable upon the exercise of the Warrants deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions Since Amendment No. 2  Except for the information set forth in this Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 2.

(d) Certain Rights of Other Persons.  Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D Filing is hereby amended by adding the following:

Exhibit 99.4       Joint Filing Agreement, dated as of October 9, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 9, 2019

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.4	Joint Filing Agreement, dated as of October 9, 2019, by and among the Reporting Persons.